                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007


                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ----------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to its results of business operations for the third quarter of 2007.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     -- the Registrant's plan to proceed with its production and operation in an orderly manner;

     -- the Registrant's plan to actively responding to market changes both at home and abroad; and

     -- the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

PETROCHINA COMPANY LOGO             (CHINESE CHARACTER)
(CHINESE CHARACTER)              PETROCHINA COMPANY LIMITED
PRESS RELEASE          (CHINESE CHARACTER)   World Tower,16 Ande Road,Dongcheng
                                             District Beijing,100011,P.R.China
                       (CHINESE CHARACTER)   TEL:86-10-84886034;84886037
                       (CHINESE CHARACTER)   FAX:86-10-84886039

-------------------------------------------------------------------------------

                      PETROCHINA MAINTAINS STABLE GROWTH IN
               KEY OPERARIONAL INDICATORS IN THIRD QUARTER OF 2007

15 October 2007, Beijing - PetroChina Company Limited ("PetroChina" or the "Company", SEHK stock code 0857; NYSE symbol PTR) achieved stable growth in its key operational indicators during the third quarter of 2007. By realizing scheduled business plans formulated early this year and implementing operations in an organized manner, the Company is progressing smoothly towards its full-year target.

During the reporting period, PetroChina intensified its efforts and strengthened the organization and management of production. The Company's crude oil production proceeded smoothly, with total output reaching 212 million barrels. Natural gas continued its rapid growth with output of marketable natural gas achieving 378.1 billion cubic feet, achieving a safe and stable gas supply. For the period from January to September this year, the Company saw a relatively rapid growth in its oil and gas production as its total accumulated


-------------------------------------------------------------------------------
                                       1
output amounted to 828 million barrels of oil equivalent, representing an increase of 34.2 million barrels, or 4.3 percent increase from the same period in 2006. Of this, accumulated crude oil output reached 632 million barrels, representing an increase of 0.9 percent from the same period last year, while accumulated output of marketable natural gas stood at 1176.1 billion cubic feet, representing an increase of 16.8 percent from the same period last year.

In the third quarter of 2007, PetroChina sustained a steady growth in the volume of crude oil refining as a result of its strenuous efforts in running refining facilities at full capacity whilst ensuring production safety, further optimizing resource allocation and production rationality. The Company processed 203 million barrels of crude oil, and produced 5.434 million tons of gasoline,
11.612 million tons of diesel and 0.542 million tons of kerosene. For the period from January to September this year, the Company processed a total of 611 million barrels of crude oil, representing an increase of 30.4 million barrels, or 5.2 percent increase from the same period in 2006. Concurrently, the Company enhanced its refined product mix at appropriate times and proactively implemented quality upgrades, as well as realising production optimization and technological reform in some subsidiaries. Additionally, PetroChina's capability to produce gasoline and diesel


-------------------------------------------------------------------------------
                                       2
complying with the National Phase III and IV Motor Vehicle Emission Standards has been continuously developed.

The Company's operation and marketing network has been further developed in the third quarter of 2007. Sales quality and operational effectiveness have been continuously improved. By the end of September, PetroChina's service stations totaled 18,846, an increase of 912 stations, or 5.09 percent increase from the same period last year.

During the reporting period, the Company's chemicals business attained pre-set production targets with continuous increase in the output of key chemical products. The Company produced 587 thousand tons of ethylene, 899 thousand tons of synthetic resin as well as 403 thousand tons of synthetic fibre raw materials and polymer. For the period from January to September this year, the output of high value-added products including ethylene increased at a faster pace, with the accumulated production volume reaching 1.892 million tons of ethylene, 2.896 million tons of synthetic resin, and 1.104 million tons of synthetic fibre raw materials and polymer. This represented an increase of 24.2 percent, 28.5 percent, and 22 percent respectively from the same period last year.

PetroChina made further progress in major pipeline projects in the


-------------------------------------------------------------------------------
                                       3
third quarter of 2007. Following the completion of the Lanzhou-Yinchuan Gas Pipeline, linking the West-East Gas Pipeline and Sebei-Xining-Lanzhou Gas Pipeline, PetroChina's four key natural gas regions -- Tarim, Changqing, Qinghai and Southwest -- have been successfully connected, creating potentials for improving sales in the highly-efficient markets. Simultaneously, preliminary work for the Lanzhou-Zhengzhou-Changsha refined oil pipeline progressed smoothly. Completion of the pipeline will help to alleviate the tight supply of refined oil in central and southern China, improving the transmission conditions of such products.

Looking ahead, PetroChina will proceed with its production and operation in an orderly manner whilst actively responding to market changes both at home and abroad working towards achieving its full-year business goals. The Company also endeavors to maximize returns to its shareholders, the community and the company staff with good business performance.

                                       ###


Additional information on PetroChina is available at the Company's website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010              Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam
Tel: (852) 2894 6204 / 9277 7672  Fax: (852) 2576 1990
Email: helen.lam@hillandknowlton.com.hk


-------------------------------------------------------------------------------
                                       4

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: October 15, 2007                     By: /s/ Li Huaiqi
                                                ------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary